                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                           America West Airlines, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                    Warrants to Purchase Class B Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                   023650 302
                                   023650 203
                                   023650 112
                                ---------------
                                 (CUSIP Numbers)

                              Gary E. Risley, Esq.
                              Mesa Air Group, Inc.
                              2325 East 30th Street
                          Farmington, New Mexico 87401
                                  505-327-0271
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 12, 1996
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 6 Pages

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CUSIP Nos. 023650 302, 023650 203, 023650 112       13D


1        NAME  OF REPORTING  PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Mesa Air Group, Inc.
         85-0302351

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) [x]
                                                    (b) [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New Mexico

                           7        SOLE VOTING POWER
                                    Class A Common Stock                                   100,000
                                    Class B Common Stock                                   200,502
          NUMBER OF                 Warrants to Purchase Class B Common Stock              799,767
             SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY
              EACH                  Class A Common Stock                                 1,200,000
          REPORTING                 Class B Common Stock                                 5,175,291
         PERSON WITH                Warrants to Purchase Class B Common Stock            2,711,290

                           9        SOLE DISPOSITIVE POWER

                                    Class A Common Stock                                   100,000
                                    Class B Common Stock                                    200502
                                    Warrants to Purchase Class B Common Stock              799,767


                           10       SHARED DISPOSITIVE POWER

                                    Class A Common Stock                                 1,200,000
                                    Class B Common Stock                                 5,175,291
                                    Warrants to Purchase Class B Common Stock            2,711,290


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CUSIP Nos. 023650 302, 023650 203, 023650 112                 13D


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Class A Common Stock                                  1,200,000
         Class B Common Stock                                  5,175,290
         Warrants to Purchase Class B Common Stock             2,711,290

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)

         Class A Common Stock                                  100%
         Class B Common Stock                                  11.1%
         Warrants to Purchase Class B Common Stock             33.1%

14       TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                  This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed as of November 28, 1995, Amendment No. 2 filed as of February 1, 1996, Amendment No. 3 filed as of February 21, 1996, Amendment No. 4 filed as of February 23, 1996, Amendment No. 5 filed as of February 27, 1996 and Amendment No. 6 filed as of May 30, 1996 (the "Schedule 13D") of Mesa Air Group, Inc. (formerly, Mesa Airlines, Inc.), a New Mexico corporation ("Mesa"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs immediately prior to the final paragraph thereof:

                  On May 30, 1996, GPA and the Company closed an agreement for GPA to sell to the Company all of GPA's 1,384,615 Warrants for $11,609,996.78, representing an amount per Warrant equal to (a) the difference between the per share price of the Class B Common of $20.125 and $12.74 (the exercise price of the Warrants), plus (b) a premium of $1.00 per Warrant. GPA filed an amendment to its Schedule 13D on June 12, 1996 and reported that it no longer held any Class A Common, Class B Common or Warrants.

ITEM 5. INTERESTS IN SECURITIES OF ISSUER.

                  The first paragraph of Item 5(a)-(b) of the Schedule 13D is hereby amended and replaced in its entirety as follows:

                  (a)-(b) At the date hereof, Mesa has the sole power to vote and dispose of 100,000 shares of the Class A Common, 200,502 shares of the Class B Common and 799,767 Warrants. Each Warrant entitles a holder to purchase one share of the Class B Common at a price of $12.74 per share. The Class A Common held by Mesa represents approximately 8.3% of the 1,200,000 shares of the Class A Common outstanding as of May 30, 1996, based on information provided by the Company. The Class B Common held by Mesa represents approximately .5% of the 44,019,379 shares of the Class B Common outstanding as of May 30, 1996, based on information provided by the Company. The Warrants held by Mesa represent approximately 9.8% of the 8,184,763 Warrants outstanding as of May 30, 1996, based on information provided by the Company. Assuming the exercise by Mesa of its Warrants, the aggregate amount of the Class B Common held by Mesa would be 1,000,269 shares, representing approximately 2.2% of the 44,819,146 shares of the Class B Common that would be assumed to be outstanding upon such exercise.

                  The following paragraph should be inserted immediately after the above paragraph:

                  As a result of, and simultaneously with, the sale by GPA of its Warrants, the rights and obligations of GPA under each of the Stockholders' Agreement and the GPA Voting Agreement (other than the obligation for GPA to cause the resignation or removal of its designated director from the Company's board of directors) terminated automatically. Accordingly, each of TPG, TPG Parallel, Air Partners II, Continental and Mesa (collectively, the "Parties") no longer have any understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA and the Parties and GPA no longer comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. The Parties do continue to comprise a group within the meaning of the Exchange Act.

                  The third paragraph of Item 5(a)-(b) of the Schedule 13D is hereby amended and replaced in its entirety as follows:


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                  On the basis of information contained in the Schedules 13D and the amendments thereto filed by each of TPG, TPG Parallel, Air Partners II, Continental and Mesa, as a group, such persons beneficially own 1,200,000 shares of the Class A Common, 2,464,001 shares of the Class B Common (excluding 2,711,290 shares of Class B Common purchasable upon the exercise of Warrants), and 2,711,290 Warrants. The aggregate amount of the Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of the Class A Common outstanding as of May 30, 1996, based on information provided by the Company.
The aggregate amount of the Class B Common beneficially owned by the group represents approximately 5.6% of the 44,019,379 shares of the Class B Common outstanding as of May 30, 1996, based on information provided by the Company.
The aggregate amount of Warrants beneficially owned by the group represents approximately 33.1% of the 8,184,763 Warrants outstanding as of May 30, 1996, based on information provided by the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph thereof:

                  As a result of, and simultaneously with, the sale of all of its Warrants (as reported in the amendment to its Schedule 13D described above), the rights and obligations of GPA under each of the Stockholders' Agreement and the GPA Voting Agreement (other than the obligation for GPA to cause the resignation or removal of its designated director from the Company's board of directors) terminated automatically.



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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 18, 1996

                                               MESA AIR GROUP, INC.



                                               By: /s/ W. Stephen Jackson
                                                  ---------------------------
                                               Name:  W. Stephen Jackson
                                               Title: Chief Financial Officer



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